SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 15, 2016 re TAT Technologies Ltd. reports that TAT's wholly-owned subsidiary Turbochrome Ltd. has signed a 15 year agreement with Pratt & Whitney Military Engines.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT's wholly-owned subsidiary Turbochrome Ltd. has signed a 15 year agreement with
Pratt & Whitney Military Engines

GEDERA, Israel, Tuesday, March 15, 2016 - TAT Technologies Ltd. (NASDAQ: TATT ) (“TAT”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that its wholly-owned subsidiary, Turbochrome Ltd (“Turbochrome) has signed a 15-year agreement with Pratt & Whitney, a United Technologies Corp. (NYSE: UTX) company. Under this agreement, Turbochrome would provide certain repair services to Pratt & Whitney of the F100 229 engine, parts and components on the engines installed on F-15I and F-16I aircraft operated by the Israel Air Force.

Pratt & Whitney has recently announced that as of January 1st, 2016 it will provide full propulsion sustainment support, which includes material forecasting, item repair management, and provisioning of operational, intermediate and depot-level spare parts for the IAF's full fleet of F100-PW-229 engines.

The FMP gives the IAF the means to perform all of its needed missions with guaranteed propulsion system availability and the added benefit of known propulsion maintenance cost for the next 15 years.
For further information: http://www.pw.utc.com/Press/Story/20151201-1045/

TAT's President and CEO, Mr. Itsik Maaravi, commented on the new agreement: "We are proud of this new agreement between Pratt & Whitney and Turbochrome.  This contract strengthens our relationship with Pratt & Whitney, and our position as provider of products and services to the commercial and military aerospace sectors”.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components and (iv) overhaul and coating of certain jet engine components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centres and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
GuyN@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: March 15, 2016